Exhibit 17.1

October 19, 2025

United Homes Group, Inc.

917 Chapin Road

Chapin, SC 29036

Attention: General Counsel / Corporate Secretary

Email: erinreevesmcginnis@unitedhomesgroup.com

Re: Letter of Resignation

Ladies and Gentlemen:

The undersigned, each a director ( “Resigning Director” and collectively, the “Resigning Directors”) of United Homes Group, Inc., a Delaware corporation (the “Company”), hereby, severally and not jointly, submits this letter of intention to resign from all of such Resigning Director’s positions as a member of (1) the board of directors of the Company (the “Board”) and all committees of the Board on which such Resigning Director serves and (2) the board of directors (or equivalent governing body) and all committees (or equivalent governing bodies) of all of the subsidiaries of the Company (collectively, the “Company Subsidiaries”) on which such Resigning Director serves, in each case, with effect no later than November 14, 2025, in the hope of facilitating an orderly transition by allowing the Company to timely file its upcoming quarterly report on Form 10-Q and enabling Mr. Nieri to identify new directors.

Following the conclusion of the strategic review process by the special committee of independent directors of the Company, the Resigning Directors informed Michael Nieri, the controlling stockholder and Executive Chairman of the Company, that the Resigning Directors were willing to remain on the Board so long as (i) the Company’s existing management team was fully empowered to execute on the Company’s strategic plan and (ii) Mr. Nieri stepped down from his position as Executive Chairman of the Company and agreed to forego any remaining cash compensation to which he would be entitled under his existing employment agreement, in furtherance of Company cost-saving initiatives. Mr. Nieri would not agree to the foregoing conditions.

While the Resigning Directors believe that continuing to execute on the Company’s strategic plan is in the best interest of the Company and its stockholders at this time, the Resigning Directors also believe that the Company’s existing management team is better suited to help the Company navigate the current market environment and address the Company’s operational challenges without Mr. Nieri serving as Executive Chairman. In light of Mr. Nieri’s refusal to agree to the foregoing conditions, the Resigning Directors have determined that the time has come for us to submit this letter of resignation.

By virtue of this letter and the resignations set forth herein, no Resigning Director waives any right to indemnification or advancement of expenses as provided under any applicable law or as contemplated in the organizational documents of the Company or any comparable governing documents of any of the Company Subsidiaries, or under any insurance policy of the Company or any of the Company Subsidiaries, or under any indemnification agreement, for events, acts or omissions occurring on or prior to the effect of such resignations, which a Resigning Director may have as a result of such Resigning Director’s service as a director of the Company or equivalent position with respect to any of the Company Subsidiaries or as a member of any committee. For the avoidance of doubt, neither the foregoing letter nor any of the resignations set forth herein shall, in any way, affect the entitlement to, treatment, forfeiture, vesting or receipt of any equity-based awards or other compensation arrangements to which any Resigning Director is entitled.

We wish the Company all the best going forward and hope to work with Mr. Nieri to facilitate an orderly transition.

Sincerely,

By:	/s/ Jason Enoch
Name:	Jason Enoch

By:	/s/ James M. Pirrello
Name:	James M. Pirrello

By:	/s/ Alan Levine
Name:	Alan Levine

By:	/s/ Robert Dozier Jr.
Name:	Robert Dozier Jr.